Exhibit 99.1
CRIC Announces Receipt of Non-Binding Proposal from E-House to Acquire All
Outstanding Shares of CRIC
SHANGHAI, China, October 28, 2011 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced that its board of directors has received a non-binding proposal from E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) to acquire through a merger all of the outstanding shares of CRIC that are not owned by E-House. E-House has proposed a fixed consideration consisting of $1.60 cash and 0.6 E-House shares for each CRIC share. E-House is currently the majority shareholder of CRIC owning 54.1% of the total outstanding shares. Assuming the successful consummation of the proposed transaction, CRIC would become a wholly-owned subsidiary of E-House.
CRIC’s board of directors is considering forming a special committee of selected directors not affiliated with E-House (the “Special Committee”) to review the proposed transaction. The Special Committee may retain independent advisors, including an independent financial advisor, to assist it in its work. No decisions have been made by CRIC’s board of directors with respect to its response to E-House’s proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will receive necessary approvals or be consummated.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 160 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:
In China:
Michelle Yuan
Director, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-7369
E-mail: michelleyuan@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: cric@ogilvy.com
In the U.S.:
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: cric@ogilvy.com